

January 21, 2015

Via E-mail
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

    Re: **Millennium Healthcare Inc.**
               Amendment No. 9 to Form 10
               Filed January 9, 2015
               Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2014
               Filed January 9, 2015
               File No. 000-55009

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Operations, page F-2

1. Your revisions in response to prior comment 3 do not appear to address our comment in its entirety; thus, we partially reissue such comment. Please remove the "gross profit" line item from your consolidated statements of operations. Please also revise the title for the "cost of revenues" line item, since it does not appear to represent your total cost of revenues under U.S. GAAP. This comment also applies to your Form 10-Q for the period ended September 30, 2014.

Notes to Consolidated Financial Statements

Note 1 – Organization and Business Description

Segment Information, page F-4

2. Please revise the title of the "total operating expenses net of depreciation and
    amortization, and other (income) loss" line item to read "total operating expenses
    excluding depreciation and amortization, and other (income) loss", if true. This comment
    also applies to the segment information disclosure under Note 2 on page F-30 and in your
    Form 10-Q for the period ended September 30, 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if
you have questions regarding comments on the financial statements and related matters. Please
contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director

cc: Andrea Cataneo, Esq.